EXHIBIT 12

S e c u r i t i e s C o u n s e l o r s , I n c . The Securities Professionals For Private and Public Issuers, Shareholders and Funding Sources

May 18, 2018

Midnight Gaming Corporation

1900 East Golf Road—Suite 950

Schaumburg, Illinois 60516

Gentlemen:

We are acting as counsel to Midnight Gaming Corporation (the “Company”) in connection with the preparation and filing with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Company’s Form 1-A Offering Statement. The Offering Statement, as amended, covers 1,250,000 shares of the Company’s common stock (the “Shares”).

In our capacity as such counsel, we have examined and relied upon the originals or copies certified or otherwise identified to our satisfaction, of the Offering Statement, the form of Subscription Agreement and such corporate records, documents, certificates and other agreements and instruments as we have deemed necessary or appropriate to enable us to render the opinions hereinafter expressed.

On the basis of such examination, we are of the opinion that:

1.	The Shares have been duly authorized by all necessary corporate action of the Company.

2.	When issued and sold by the Company against payment therefor pursuant to the terms of the Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable.

We hereby consent to the use of our name in the Offering Statement and we also consent to the filing of this opinion as an exhibit thereto. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Commission thereunder.

Very truly yours,

Randall S. Goulding

SECURITIES COUNSELORS, INC.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net